Exhibit (a)(10)

                                                 Contacts: Kelly J. Price
                                                  Chief Financial Officer
                                                           (206) 298-2909
                                                                       or
                                                Roy Winnick or Mark Semer
                                                        Kekst and Company
                                                   (212) 521-4842 or 4802


            EMERITUS EXTENDS THE EXPIRATION DATE OF ITS TENDER OFFER
                       FOR ARV ASSISTED LIVING, INC.

                  -HART-SCOTT-RODINO CLEARANCE OBTAINED-


SEATTLE, January 13, 1998 -- Emeritus Corporation (Amex: ESC) announced today that it has extended the expiration date of its tender offer of $17.50 per share in cash for all outstanding shares of ARV Assisted Living, Inc (Amex: SRS; formerly Nasdaq: ARVI) to 5:00 p.m., New York City time, on January 30, 1998. As of 11:59 p.m., New York City time, on Monday January 12, 1998, approximately 228,677 shares of ARV common stock had been tendered in the offer.

Emeritus stated that it was extending the expiration date so that the ARV shareholders can consider the outcome of the January 23, 1998, California state court hearing on Emeritus' motion for preliminary injunction and the January 28, 1998, ARV Annual Meeting, both of which are relevant to material conditions contained in Emeritus' tender offer.

Emeritus also announced that the pre-merger waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the offer expired at 11:59 p.m., on January 3, 1998.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than 11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."

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